

April 18, 2014

<u>Via Email</u>
Robert H. Donehew
President, Secretary and Treasurer
Golf Rounds.com, Inc.
111 Village Parkway, Building #2
Marietta, Georgia 30067

      Re: **Golf Rounds.com, Inc.**
                Information Statement on Schedule 14C
                Filed March 4, 2014
                File No. 000-10093

Dear Mr. Donehew:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                       /s/ Tom Kluck

                                       Tom Kluck
                                       Legal Branch Chief